UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ____)

CÜR MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 par value

(Title of Class of Securities)

23126J109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ x ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23126J109

1.	Names of Reporting Persons: Mark N. Tompkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 2,206,820 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,206,820 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,206,820 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.76% (1)(2)

12.	Type of Reporting Person (See Instructions) IN

(1) As of December 31, 2014. Includes warrants to purchase 250,000 shares of common stock of the Issuer at an exercise price of $2.00 per share, subject to certain adjustments.

(2) Based on 24,929,363 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

Item 1.
	(a)	Name of Issuer: CÜR Media, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
2217 New London Turnpike, South Glastonbury, CT 06073

Item 2.
	(a)	Name of Person Filing: Mark N. Tompkins
	(b)	Address of Principal Business Office or, if none, Residence:
App1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland
	(c)	Citizenship: Canada
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 23126J109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,206,820 (1)
(b) Percent of class: 8.76%(1)(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
None.

(1) As of December 31, 2014. Includes warrants to purchase 250,000 shares of common stock of the Issuer at an exercise price of $2.00 per share, subject to certain adjustments.

(2) Based on 24,929,363 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

/s/ Mark N. Tompkins Mark N. Tompkins

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)